Filed by Vital Therapies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Vital Therapies, Inc.

Commission File No.: 001-36201

February 28, 2019

Immunic Therapeutics to Participate in Investor and Medical Conferences in March

Planegg-Martinsried, Germany, February 28, 2019 – Immunic AG (Immunic), a privately held clinical-stage biotechnology company, today announced that management will participate in the following conferences in March:

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March 6-9: 14th Congress of ECCO (European Crohn’s and Colitis Organization) in Copenhagen. Immunic will host Key Opinion Leader meetings on March 7 and 8. Attending from the company will be Andreas Muehler, MD, Chief Medical Officer; Daniel Vitt, Ph.D., Chief Executive Officer; Manfred Groeppel, Ph.D., Chief Operating Officer; Hella Kohlhof, Ph.D., Chief Scientific Officer, and other members of Immunic’s clinical projects team.

•	March 11-13: Cowen & Company 39th Annual Health Care Conference in Boston. Immunic’s CEO Daniel Vitt, Ph.D., and CSO Hella Kohlhof, Ph.D., will attend this conference.

•	March 14: BioCapital Europe 2019 in Amsterdam. Immunic’s CEO Daniel Vitt, Ph.D., will present at 4:40 pm CET in Room 1 (St. Cecilia Chamber).

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March 17-20: 31st Annual Roth Growth Stock Conference in Dana Point, Calif. Immunic’s CEO Daniel Vitt, Ph.D., will participate in a fireside chat on Tuesday, March 19 at 8:00 am PT in the Green room (Salon 3).

To schedule a meeting at any of these events, please contact Jessica Breu, Manager IR & Communications, Immunic AG (jessica.breu@immunic.de or +49-89-2500794-69).

About Immunic AG

Immunic AG is a specialist in selective oral drugs in immunology and focused on developing novel oral therapies with best-in-class potential for chronic inflammatory and autoimmune diseases. The company’s three development programs target inflammatory bowel diseases, relapsing-remitting multiple sclerosis, and psoriasis and include orally available, small molecule inhibitors of DHODH (IMU-838 program), an inverse agonist of RORgt (IMU-935 program), and IMU-856 (targeting intestinal barrier function). Immunic’s lead development program, IMU-838, is currently in phase 2 clinical development for ulcerative colitis and relapsing-remitting multiple sclerosis, with additional phase 2 trials in Crohn’s disease, and primary sclerosing cholangitis planned for 2019. The company was founded in 2016 with headquarters in Planegg-Martinsried, Germany. Immunic is privately held and supported by several renowned healthcare investors. On January 6, 2019, Immunic and the shareholders of Immunic entered into an Exchange Agreement with Vital Therapies, Inc. pursuant to which the shareholders of Immunic agreed to contribute all of the outstanding Immunic shares to Vital Therapies in exchange for shares of Vital Therapies common stock. Upon closing of the transaction, the company is expected to operate under the name Immunic, Inc. and trade on the NASDAQ Stock Market under the symbol “IMUX”. For further information, please see: www.immunic-therapeutics.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements relating to Immunic AG, including statements about our pending transaction with Vital Therapies. Risks and uncertainties that may cause actual results to differ materially from those expressed or implied in any forward-looking statement include, but are not limited to: the risk that the stockholders of Vital Therapies do not approve the proposed transaction with Immunic, the ability of the parties to close the proposed transaction, and Immunic’s expected listing of Immunic, Inc. on NASDAQ. Forward-looking statements are identified by the use of forward-looking terminology including “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “pro forma,” “estimates,” or “anticipates” or the negative of these words and phrases or other variations of these words and phrases or comparable terminology. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. These forward-looking statements should not be relied upon as predictions of future events as Immunic cannot assure investors that the events or circumstances reflected in these statements will be achieved or will occur. The forward-looking statements in this press release represent Immunic’s views as of the date of this press release. Immunic anticipates that subsequent events and developments will cause its views to change. Immunic may elect to update these forward-looking statements at some point in the future, however, it has no current intention of doing so except to the extent required by applicable law. Investors should, therefore, not rely on these forward-looking statements as representing Immunic’s views as of any date subsequent to the date of this press release.

Additional Information about the Proposed Transaction between Vital Therapies, Inc. and Immunic AG and Where to Find It

In connection with the proposed transaction, Vital Therapies and Immunic intend to file relevant materials with the Securities and Exchange Commission, or the SEC, and Vital Therapies has filed a registration statement on Form S-4 and a final proxy statement/prospectus. The registration statement was declared effective by the SEC on February 14, 2019, and the definitive proxy statement was first mailed or otherwise made available to Vital Therapies stockholders on February 19, 2019. Investors and security holders of Vital Therapies and Immunic are urged to read the final proxy statement/prospectus (including any amendments or supplements thereto) and other documents filed with the SEC when they become available because they contain important information about Vital Therapies, Immunic and the proposed transaction. In addition to receiving the final proxy statement/prospectus and proxy card by mail, Vital Therapies stockholders can also obtain the final proxy statement/prospectus, as well as other filings containing information about Vital Therapies, without charge, from the SEC’s website (http://www.sec.gov) or, without charge, by directing a written request to: Vital Therapies, Inc., 15222-B Avenue of Science, San Diego, CA, 92128, Attention: Investor Relations.

This communication does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities.

Vital Therapies and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Vital Therapies’ stockholders with respect to the matters relating to the proposed transaction. Immunic may also be deemed a participant in such solicitation. Information regarding Vital Therapies’ executive officers and directors is available in Vital Therapies’ proxy statement on Schedule 14A for its 2018 annual meeting of stockholders, filed with the SEC on April 12, 2018. Information regarding any interest that Vital Therapies, Immunic or any of the executive officers or directors of Vital Therapies or Immunic may have in the transaction with Immunic is set forth in the final proxy statement/prospectus that Vital Therapies has filed with the SEC in connection with its stockholder vote on matters relating to the proposed transaction.

Contact Information

Immunic AG

Jessica Breu

Manager IR and Communications

Am Klopferspitz 19

82152 Planegg-Martinsried, Germany

+49 89 250 0794 69

jessica.breu@immunic.de

Or

Rx Communications

Ina McGuinness

+1-805-427-1372

imcguinness@RxIR.com